

OFFERING MEMORANDUM

facilitated by



I & I Rose Garden LLC

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

EXPEDITED OFFERING

THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS DUE TO CIRCUMSTANCES RELATED TO COVID-19 AND PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.

(A) The Company

Name of Company	I & I Rose Garden LLC
State of Organization	MA
Date of Formation	07/07/2020
Entity Type	Limited Liability Company
Street Address	182 Poplar St, Roslindale MA, 02131
Website Address	https://www.iandirosegarden.com/

(B) Directors and Officers of the Company

Key Person	Kijana Rose
Position with the Company	
Title	Owner/CEO
First Year	2020
Other business experience (last three years)	Kijana holds two degrees from Northeastern University, including a Master's in Public Health, and is also a practicing yoga teacher trainer and instructor. Her professional experience in the corporate and non-profit worlds have not only prepared her for success as an entrepreneur, but also for building a new breed of business that emphasizes inclusivity, sustainability, and equity in everything it does.

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Kijana Rose	100%

(D) The Company's Business and Business Plan

Welcome!

Maybe you are here because you're curious about riding 'the Green Wave' of cannabis legalization to a greener investment portfolio. Maybe you are here because you want to support minority & women-owned businesses that are committed to creating prosperity in local communities. Or maybe you're personally connected--you might know and love one of us on the founding team.

Whatever the reason, thank you for your time and attention. Below you'll find lots of information about this unique, commercially-viable and impact-driven investment opportunity. We invite you to learn more below about I&I Rose Garden's story, our luxurious vegan edible products in development, and the mindful vision for 22 Birch Street in downtown Roslindale (and some day, beyond).

As you dig in, hopefully you'll be as excited as we are about this unique venture. We look forward to connecting with those of you who want to be a part of Growing Wellness with us!

OUR STORY

Founded in 2017 as a yoga studio (and now accredited through the Yoga Alliance), I&I Rose Garden has evolved into a visionary vegan Black woman-owned cannabis lifestyle brand. We're excited to launch this campaign and invite you to be a part of our growth and quest to realize this first flagship location!

Our focus is on cultivating an educated and empowered cannabis consumer culture in the Commonwealth. We believe that the emergence of the cannabis industry is a once-in-a-lifetime opportunity to shift paradigms and build shared wealth in inclusive and community-centered ways.

Our offerings are inspired by our CEO's Rastafarian upbringing, both her Jamaican and Sicilian heritage. Each product or offering is crafted with the intention of healing. All products made at the Garden will be handmade, vegan, and (whenever possible) organic. Our foods are always delivered fresh, prepared within 48 hours or less of the time they will be sold.

Market Opportunity - The cannabis market in Massachusetts is estimated to be $1.35B and growing, with federal legalization on the horizon. The pandemic drove a notable consumer shift, with edibles beginning to outperform other forms of cannabis sales. And there is a dearth of vegan options on dispensary shelves across the state.

Between wholesaling a core line of products to dispensaries and offering a unique customer experience in our own store, we will be building multiple revenue streams and filling an unmet (& growing) consumer demand for mindfully crafted vegan cannabis products.

Location Opportunity - We are currently positioned to be licensed in Massachusetts, where we have priority application status as an Economic Empowerment Applicant. We have signed a 5 year lease for a mixed-use concept space at 22 Birch Street, Roslindale, MA; downstairs is an all-electric, vegan kitchen and security suite, while upstairs is a customer-facing retail space that fuses an apothecary + bakery for a luxurious and personalized experience.

> At this current moment, we are executing a two-phase license approach: first to become a Massachusetts Cannabis Product Manufacturer and second a Recreational Dispensary/Retailer. Market data supports our belief that vegan cannabis edibles will remain consistently popular even in the aftermath of the pandemic, as proven by the consistent cannabis sales in the last eighteen months.

Community Engagement - We acknowledge that there is a widespread movement for the equity of Black people in this country. We feel that this movement goes hand-in-hand with the cannabis equity movement that is also happening in minority-led communities throughout the United States. For this reason, we believe it is our responsibility to create access to education and industry opportunities specifically for people of color in communities where we will reside, work and serve. As part of our Positive Impact Plan, we will be piloting several education and workforce development offerings, including free courses and apprenticeship opportunities for individuals negatively impacted by cannabis prohibition.

Our Mission

We exist to create access to quality vegan cannabis products and high-end experiences for the mindful consumer. We're here to diversify the landscape of the cannabis industry and consciously shift the market to represent, reflect and empower women of color. Our mission is to embrace, educate and enhance the full spectrum of cannabis wellness.

Location

In the heart of Roslindale Center, 22 Birch Street will serve not only as a unique cannabis retailer for locals but also as an experiential destination drawing visitors to support the community & economy.

- This is our founder's hometown
- We are committed to green incentive programs to reduce traffic
- Partnering with Sisters Unchained to pilot a workforce development program that serves women negatively impacted by cannabis prohibition

The Team

Kijana Rose, Founder & CEO

Kijana is the heart and soul of I&I Rose Garden. Everything about her lived experience has shaped her vision for 22 Birch - and a future seed-to-sale ecosystem expansion. She brings a health and wellness emphasis to everything she does, integrating and emphasizing education and empowered consumerism into product and experience design. She holds two degrees from Northeastern University, including a Master's in Public Health, and is also a practicing yoga teacher trainer and instructor. Her professional experience in the corporate and non-profit worlds have not only prepared her for success as an entrepreneur, but also for building a new breed of business that emphasizes inclusivity, sustainability, and equity in everything it does.

Ryan Casale, Digital & Marketing

Ryan has been building websites personally and professionally for over 15 years while simultaneously growing a multifaceted digital marketing skillset. He has created web, social and video content for B2B and B2C clients including restaurants, small retail shops and a stock-analysis app. Ryan first became a Bostonian over a decade ago when he attended Northeastern University and after a brief stint on the West Coast, he has returned to join I & I Rose Garden full time and enjoy the best of what Roslindale has to offer.

Michaela Duffy, Business Development & Strategy

Michaela Duffy is a disruptive collaborator who enjoys building community and systems that work for people (as opposed to institutions that people work for). She's spent the last 15 years of her career working in government, higher education, workforce development, and consulting on many large-scale innovation and capacity-building projects: everything from project/portfolio management to new market development to strategic planning to executive coaching. She is experienced at working across diverse stakeholders, including government and regulatory bodies, for-profit partners, and grassroots activists alike. Michaela brings both her passion for positive transformation and experiential learning to the cannabis industry, as well as past experience managing an award-winning retail outfit. She holds several advanced degrees and is proud to call Lynn, MA home.

Angela Driscoll, Finance & Accounting

Angela is also a Massachusetts native, having grown up in Walpole and attended the University of Massachusetts Amherst for both her undergraduate and graduate studies in Accounting. Now living in Hyde Park, she is pursuing a CPA certification and has over three years of experience in public accounting, having audited a wide array of industries and company structures.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 4 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$50,000
Offering Deadline	February 11, 2022

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$150,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Purchase Equipment	$10,000	$15,000
Build-Out Kitchen	$20,000	$35,000
Operating Capital	$15,000	$51,000
Accelerate Build-out of Retail Experience	$2,000	$40,000
Mainvest Compensation	$3,000	$9,000
TOTAL	$50,000	$150,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	2.0 - 6.0%[2]
Payment Deadline	2025-10-01
Maximum Payment Multiple[3] - Early Investors - All Other Investors	2.0 x 1.7 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar month ending not more than thirty days after the end of the first calendar year after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	0.91%

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 2.0% and a maximum rate of 6.0% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$50,000	2.0%
$75,000	3.0%
$100,000	4.0%
$125,000	5.0%
$150,000	6.0%

[3] To reward early participation, the investors who contribute the first $50,000.0 raised in the offering will receive a 2.0x cap. Investors who contribute after $50,000.0 has been raised in the offering will receive a 1.7x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	0
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	Yes
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Name of Security	Non-Voting Member Units
Number of Shares Outstanding	0
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	No
How these securities differ from the revenue sharing notes being offered to investors	Member Unit Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Kijana Rose	100%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central

Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

MainVest will be paid between 3.0 and 9.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

(P) Indebtedness of the Company

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

Historical milestones

I&I Rose Garden has been operating since 2017, first as a yoga studio community and now evolving into a cannabis wellness brand. The organization has since achieved the following milestones:

- Achieved Economic Empowerment Status to move through the licensing process as a social equity applicant

- Secured a lease in Roslindale Center, Massachusetts

- Secured and signed Community Host Agreement with City of Boston

- Awarded a $15,000 grant from the City of Boston

- Did a personal capital raise round of $55,000

Historical financial performance is not necessarily predictive of future performance.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the I&I Rose Garden's fundraising. However, I&I Rose Garden may require additional funds from alternate sources at a later date.

No operating history

I&I Rose Garden was established in 2017 as a yoga studio. Accordingly, there are limited financial statements and information for investors to review. Historic financial documentation reflects only yoga related business activity. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

FINANCIAL INFORMATION NOT INDEPENDENTLY REVIEWED

THE FINANCIAL INFORMATION PROVIDED TO INVESTORS HAS NOT BE REVIEWED BY AN INDEPENDENT PUBLIC ACCOUNTANT AND IS CERTIFIED BY THE PRINCIPAL EXECUTIVE OFFICER OF THE ISSUER.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$2,200,000	$2,420,000	$2,589,400	$2,718,870	$2,800,436
Cost of Goods Sold	$640,000	$704,000	$753,280	$790,944	$814,672
Gross Profit	$1,560,000	$1,716,000	$1,836,120	$1,927,926	$1,985,764
EXPENSES					
Rent	$28,800	$29,520	$30,258	$31,014	$31,789
Utilities	$3,600	$3,690	$3,782	$3,876	$3,972
Salaries	$225,000	$247,500	$264,825	$278,066	$286,407
Insurance	$27,000	$27,675	$28,366	$29,075	$29,801
Digital Infrastructure (Software Licensing and Platform Fees)	$8,000	$8,200	$8,405	$8,615	$8,830
(One-Time) Security & Alarm Installation	$50,000	$0	$0	$0	$0
Legal & Professional Fees	$25,000	$25,625	$26,265	$26,921	$27,594
Operating Profit	$1,192,600	$1,373,790	$1,474,219	$1,550,359	$1,597,371

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

Because Banks may not be willing to do business with a cannabis entity for the reasons discussed above, any repayments owned under the Revenue Sharing Note will be fully administered by the Company likely not processed by a financial institution. This means it is unlikely that the Company will be able to provide payments via ACH returns, and may need to rely on other sources, such as personal checks and/or third party financial applications. This other sources may subject repayments to additional fees or risks, and will be subject to any applicable terms and conditions

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

THIS OFFERING IS BEING CONDUCTED PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF WHICH HAS LIMITED CANCELLATION RIGHTS FOR INVESTORS. THE ISSUER HAS ELECTED TO UTILIZE THE SAME CANCELLATION RIGHTS AS A NON-EXPEDITED OFFERING UNDER REGULATION CROWDFUNDING. INVESTORS MAY CANCEL THEIR INVESTMENT FOR ANY REASON UNTIL FORTY EIGHT (48) HOURS PRIOR TO THE OFFERING CLOSE DATE. IF AN INVESTOR DOES NOT CANCEL THEIR INVESTMENT PRIOR TO 48) HOURS TO THE OFFERING CLOSE DATE THEN THE INVESTOR MAY ONLY CANCEL THEIR INVESTMENT IN THE EVENT OF A MATERIAL CHANGE WHICH REQUIRES AFFIRMATIVE RECONFIRMATION OF THEIR INVESTMENT. SHOULD AN INVESTOR NOT CANCEL THEIR INVESTMENT COMMITMENT PRIOR TO 48 HOURS PRIOR TO THE OFFERING CLOSE DATE AND NO MATERIAL CHANGES OCCUR, THE INVESTOR WILL BE UNABLE TO CANCEL THEIR INVESTMENT COMMITMENT AND THE FUNDS WILL BE RELEASED TO THE ISSUER UPON THE CLOSING OF THE OFFERING AND THE INVESTOR WILL RECEIVE SECURITIES IN EXCHANGE FOR HIS OR HER INVESTMENT.

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$87,492.00
Cost of Goods Sold	$0	$2,615.00
Taxes Paid	$0	$456.00
Net Income	$0	$23,806.00

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V